Exhibit 99.1

Thirteen Studies of Ascentage Pharma’s Assets Including Olverembatinib and Lisaftoclax Selected for Presentations at 2025 European Hematology Association Annual Congress

ROCKVILLE, Md. and SUZHOU, China, June 9, 2025 – Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, announced that 13 studies of its core assets - including the novel drug olverembatinib (HQP1351), the investigational Bcl-2 inhibitor lisaftoclax (APG-2575), and the investigational EED inhibitor APG-5918 – will be featured in an oral presentation, multiple poster presentations and multiple online publications at the 2025 European Hematology Association (EHA) Annual Congress taking place in Milan, Italy, from June 12-15, 2025.

The EHA Annual Congress is the largest gathering of the hematology community in Europe. Attracting more than 10,000 attendees from more than 100 countries every year, the congress showcases cutting-edge research and ground-breaking clinical results in the field of hematology.

Oral Presentation

Integrating Genomic and Transcriptomic Insights for Predicting Responses and Outcomes in Patients with CML Receiving 3rd-Generation TKI Therapy

●	Abstract#: S162

●	Session: Biology of CML treatment response and resistance

●	Date and Time: Saturday, 14 June, 17:30-17:45 CEST / Saturday, 14 June, 23:30-23:45 Beijing Time

●	Principal Authors: Prof. Qian Jiang, Peking University People’s Hospital; Dr. Xiaoshuai Zhang, Peking University People’s Hospital

Poster Presentations

Frontline Chemotherapy-Free Combination of Olverembatinib with Venetoclax and Azacitidine in Newly Diagnosed Ph+ Acute Lymphoblastic Leukemia: Preliminary Outcomes of a Prospective Study

●	Abstract#: PF384

●	Session: Acute lymphoblastic leukemia – Clinical

●	Date and Time: Friday, 13 June, 18:30-19:30 CEST / Saturday, 14 June, 00:30-01:30 Beijing Time

●	Principal Author: Prof. Xiaowen Tang, The First Affiliated Hospital of Soochow University; Xin Zhang, The First Affiliated Hospital of Soochow University

A Phase 2 Study of Olverembatinib for the Treatment of Myeloid/Lymphoid Neoplasms with FGFR1 Rearrangement

●	Abstract#: PF390

●	Session: Acute lymphoblastic leukemia – Clinical

●	Date and Time: Friday, 13 June, 18:30-19:30 CEST / Saturday, 14 June, 00:30-01:30 Beijing Time

●	Principal Authors: Prof. Suning Chen, The First Affiliated Hospital of Soochow University; Wenzhi Cai, The First Affiliated Hospital of Soochow University

Efficacy and Safety of Regimen with Olverembatinib and Blinatumomab for the Frontline Treatment of Ph-Positive or Ph-Like Acute Lymphoblastic Leukemia

●	Abstract#: PS1367

●	Session: Acute lymphoblastic leukemia – Clinical

●	Date and Time: Saturday, 14 June, 18:30-19:30 CEST / Sunday, 15 June, 00:30-01:30 Beijing Time

●	Principal Authors: Prof. Hongsheng Zhou, Nanfang Hospital, Southern Medical University; Xiuli Xu, Nanfang Hospital, Southern Medical University

Combination of Olverembatinib and VP Regimen as First-Line Therapy for Adult Patients with Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia: A Single-Arm, Multicentre, Phase 2 Trial

●	Abstract#: PS1372

●	Session: Acute lymphoblastic leukemia – Clinical

●	Date and Time: Saturday, 14 June, 18:30-19:30 CEST / Sunday, 15 June, 00:30-01:30 Beijing Time

●	Principal Authors: Prof. Jie Jin, The First Affiliated Hospital, Zhejiang University School of Medicine; Dr. Gaixiang Xu, The First Affiliated Hospital, Zhejiang University School of Medicine

Efficacy and Safety of The Third-Generation Tyrosine Kinase Inhibitor Olverembatinib in Combination with Inotuzumab Ozogamicin for the Treatment of Adult Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia Patients With Relapsed Disease or Persistent Minimal Residual Disease Bridging to Hematopoietic Stem Cell Transplantation: A Phase II Study

●	Abstract#: PS1387

●	Session: Acute lymphoblastic leukemia – Clinical

●	Date and Time: Saturday, 14 June, 18:30-19:30 CEST / Sunday, 15 June, 00:30-01:30 Beijing Time

●	Principal Author: Erlie Jiang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences & Peking Union Medical College; Xiaoyu Zhang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences & Peking Union Medical College

Embryonic Ectoderm Development (EED) Inhibitor APG-5918 Exhibits Potent Antitumor Activity and Synergizes with Histone Deacetylase Inhibitor Tucidinostat in Preclinical
T-Cell Lymphoma (TCL) Models

●	Abstract#: PS1993

●	Session: Lymphoma biology & translational research

●	Date and Time: Saturday, 14 June, 18:30-19:30 CEST / Sunday, 15 June, 00:30-01:30

●	Principal Author: Dr. Eric Liang, Ascentage Pharma Group Inc.

Online Publication

Alternating Low-Dose Inotuzumab Ozogamicin and Blinatumomab in Maintenance Therapy for Ph+ ALL: A Single-Center Retrospective Analysis

●	Abstract: PB2384

●	Principal Author: Prof. Zi-Yuan Nie, The Second Hospital of Hebei Medical University

Efficacy and Safety of Blinatumomab in Newly-Diagnosed Patients with Ph-Positive/Negative B-Cell Acute Lymphoblastic Leukemia

●	Abstract#: PB2363

●	Principal Author: Yinqiang Zhang, Institute of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology

Efficacy and Safety of the Third-Generation TKI Olverembatinib in Relapsed and Persistent MRD Positive Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia Patients

●	Abstract#: PB2360

●	Principal Author: Xinwen Jiang, The Second Hospital of Hebei Medical University

Clinical Features and Genetic Abnormalities Predict Outcomes in Patients with Chronic Myeloid Leukemia in the Accelerated-Phase Receiving Olverembatinib Therapy: A Retrospective Multicenter Study

●	Abstract#: PB2701

●	Principal Author: Mengyao Yuan, Peking University People's Hospital

A Real-World Study of Olverembatinib in the Treatment of Chronic Myeloid Leukemia from China: A Single-Center Retrospective Study

●	Abstract#: PB2714

●	Principal Author: Tian Dong, West China Hospital of Sichuan University

Synergistic Effects of Olverembatinib (HQP1351) Combined with Bcl-2 Inhibitor Lisaftoclax (APG-2575) and Bcl-2/Bcl-xL Inhibitor Pelcitoclax (APG-1252) in T-Cell Acute Lymphoblastic Leukemia (T-ALL)

●	Abstract#: PB2341

●	Principal Author: Bo Peng, Ascentage Pharma (Suzhou) Co., Ltd.

About Ascentage Pharma

Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855) is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for newly diagnosed Ph+ ALL patients and SDH-deficient GIST patients.

The second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. The NDA for the treatment of relapsed and/or refractory CLL and SLL was accepted with Priority Review designation by China’s National Medical Products Administration. The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or GLORA, of lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response, as well as global registrational Phase III trials for newly diagnosed CLL/SLL, AML, and MDS patients.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

+1 (646) 866-4012